Announcement of Merger of Equals with Snyder's of Hanover, Inc. Creating a Stronger National Snack Food Company Filed by Snyder's of Hanover, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Snyder's of Hanover, Inc. Commission File No.: 132-02714

Disclaimer/Safe Harbor Statement Creating a Stronger National Snack Food Company 2 Cautionary Note Regarding Forward-Looking Statements This presentation includes statements about future economic performance, finances, expectations, plans and prospects of Lance (Lance, Inc.) and Snyder's (Snyder's of Hanover, Inc.) both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance's or Snyder's current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as "believe," "anticipate," "intend," "expect," "project," "plan," "may," "should," "could," "will," "estimate," "predict," "potential," "continue," and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder's or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party's management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder's undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise. Important Information for Investors and Stockholders This presentation relates to a proposed merger between Lance and Snyder's that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This presentation is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder's may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC's website (www.sec.gov) or by directing a request to Lance Dee Noon, assistant to the CFO, at 704-557-5727 and, in the case of Snyder's, by directing a request to John Bartman, Vice President, at 717-632-4477. Participants in the Solicitation Snyder's, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder's will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Creating a Leading Snack Food Company Compelling Combination Between Two Leaders in U.S. Snack Products Creating a Stronger National Snack Food Company 4

Merger Highlights Transaction creates stronger national snack food company with an extensive distribution network, significant growth opportunities and a solid financial profile. Great strategic fit Attractive portfolio of iconic brands Leader in pretzels, crackers and kettle chips Strong private label capabilities in cookies and crackers National Direct Store Delivery ("DSD") network Diversified, yet complementary product lines, capabilities and revenue sources Similar corporate culture and values Experienced management with proven integration track record Creating a Stronger National Snack Food Company 5

Key Merger Details Lance and Snyder's to merge forming Snyder's-Lance, Inc. Stock-for-stock merger of equals Lance to issue Snyder's shareholders ~32.7 million primary shares Current Snyder's and Lance shareholders will respectively own 50.1% and 49.9% of Snyder's-Lance on a basic share basis Snyder's-Lance, Inc. to trade on NASDAQ as LNCE Expected to close in the fourth quarter of calendar 2010, subject to: Lance and Snyder's shareholder approvals Customary closing conditions including regulatory approvals Creating a Stronger National Snack Food Company 7

Key Leaders Chairman: Michael A. Warehime (current Snyder's Chairman) Lead Independent Director: W. J. Prezzano (current Lance Chairman) Chief Executive Officer: David V. Singer (current Lance CEO) President and Chief Operating Officer: Carl E. Lee, Jr. (current Snyder's CEO) Executive Vice President and CFO: Rick D. Puckett (current Lance EVP and CFO) Creating a Stronger National Snack Food Company 8 Snyder's-Lance, Inc. leadership will come from a combination of both companies, ensuring continuity of positive growth and profitability.

Snyder's Overview Business Description Private, family-owned manufacturer and national distributor of snack foods Leader in pretzels and other specialty snacks, tracing its roots to 1909 Other products include potato chips, tortilla chips and multigrain products Significant growth in Jays, Grande and Krunchers! brands Operates three plants: Hanover, PA; Jeffersonville, IN; and Goodyear, AZ #1 share in U.S. pretzels DSD system with 1,900+ DSD routes with national distribution Products distributed in over 40 countries Brand Portfolio Sales Mix1 Creating a Stronger National Snack Food Company 9 1 LTM June 2010

Snyder's Powerful Nationwide Distribution System Creating a Stronger National Snack Food Company 1,900+ routes covering 51 of 66 IRI metropolitan markets Distributors DSD Footprint FY 3/31 Snyder's Routes 10

Lance Overview Business Description Founded in 1913, Lance manufactures, markets and distributes a diversified portfolio of branded, private label and co-packed snack products Products include sandwich crackers, potato chips, cookies, crackers and nuts Sells into grocery stores, mass merchants, convenience stores, club stores, food service establishments, discount stores and other retailers Operates nine plants in the U.S. and Canada #1 share in U.S. sandwich-crackers One of the nation's largest manufacturers and distributors of niche snack foods Strong regional and national brands Distribution system with 1,100+ routes Brand Portfolio Sales Mix1 Creating a Stronger National Snack Food Company 12 1 LTM June 2010

Snyder's-Lance, Inc. #1 in Pretzels #1 in Sandwich Crackers Strong Position in Kettle Chips, Cookies and Other Snacks Well-Recognized Brands Well-Positioned in Growth Markets Extensive Product Portfolio #2 U.S. Salty Snacks Company Leading U.S. Provider of Cookies and Crackers Creating a Stronger National Snack Food Company Coast-to-Coast Distribution Innovation Driven Success Diversified Distribution Channels Leading Private Label Supplier Solid Financial Profile Experienced Management Team Energized Growth Platform ? DSD & Other Operational Leverage; Increased Product Innovation; Strong Financial Profile Facilitates Organic and Acquisition Driven Growth 13

Expanded Branded Product Portfolio Creating a Stronger National Snack Food Company Pretzels, Sandwich Crackers, Potato Chips, Cookies, Tortilla Chips, Crackers, Popcorn, Nuts & Seeds, Cheese Snacks, Wafers, Pork Rinds 14

Extensive Distribution Capabilities Creating a Stronger National Snack Food Company Proven capabilities to distribute to grocery store, warehouse club, mass merchandiser and convenience channels Nationwide network of company-owned and partner distributors Distributors DSD Footprint Snyder's-Lance, Inc. will have one of the most extensive distribution networks in U.S. snacks 1,900+ DSD Routes 1,100+ DSD Routes 15

Complementary Manufacturing Capabilities Creating a Stronger National Snack Food Company 16

Growth Opportunities Creating a Stronger National Snack Food Company Leveraging DSD to cross-sell into current markets Leveraging relationships to expand products into new channels and markets Increase ACV and household penetration Improved scale to better support retail customers Added resources to support product innovation Opportunistically pursue acquisitions to further leverage the national distribution network 18

Snyder's of Hanover + Lance A Powerful Combination for Shareholders Creating a Stronger National Snack Food Company Iconic Brands & Extensive Product Portfolio Enhanced Prospects for Profitable Growth Enhanced DSD & Manufacturing Scale Strong Management Team Special Cash Dividend EPS Accretion Strong Balance Sheet Value Creation for Shareholders 19